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     FORM 4                             UNITED STATES SECURITIES AND EXCHANGE COMMISSION                      OMB APPROVAL
----------------                                     Washington, D.C. 20549                             ----------------------------
                                                                                                        OMB Number:        3235-0287
/  /  Check this box if no                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                  Expires:  September 30, 1998
      longer subject to                                                                                 Estimated Average burden
      Section 16, Form 4 or                                                                             hours per response.......0.5
      Form 5 obligations                                                                                ----------------------------
      may continue.
      See Instruction 1 (b)

      (Print or Type Responses)

                                         Filed pursuant to Section 16(a) of the Securities
                Exchange Act of 1934, Section 17(a) of the Public
                                       Utility Holding Company Act of 1935 or Section 30 (f)
                      of the Investment Company Act of 1940
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1. Name and Address of Reporting          2. Issuer Name and Ticker Trading Symbol          3. Relationship of Reporting Person(s)
   Person*                                                                                     to Issuer
                                                                                               (Check all applicable)
   Cleveland, Russell                        Integrated Security Systems, Inc. (IZZI)           _X_ Director      _X_ 10% Owner
                                                                                                ___ Officer       ___ Other (Specify
                                                                                                    (give             below)
                                                                                                    title
                                                                                                    below
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(Last)   (First)   (Middle)               3. IRS or Social      4. Statement for
                                             Security Number       Month/Year
                                             of Reporting
                                             Person
                                             (Voluntary)             July 2001
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8080 N. Central Expressway
Suite 210 LB-59
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       (Street)                                                 5.  If Amendment            7. Individual or Joint/Group
                                                                    Date of Original           Filing (check applicable line)
                                                                    (Month/Year)
Dallas     TX     75206-1857                                                                   _X_  Form filed by One Reporting
                                                                                                    Person
                                                                                               ___ Form filed by More than One
                                                                     April 2001                          Reporting Person
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(City)     (State)     (Zip)

                         Table I -- Non - Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Type of Security       2. Trans-    3. Trans-       4. Securities Acquired      5. Amount of        6. Owner-       7. Nature of
   (Instr. 3)                action       action          (A) or Disposed of (D)      Securities          ship            Indirect
                             Date         Code            (Instr. 3, 4 and 5)         Beneficially        Form:           Beneficial
                             (Month/      (Instr. 8)                                  Owned at            Direct          Owner-
                             Date/                                                    End of Month        (D) or          Ship
                             Year)                                                    (Instr. 3           Indirect (I)    (Instr. 4)
                                                                                      and 4)              (Instr.4)
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                                       (A)
                                       Code      V      Amount     or       Price
                                       (D)
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Common Stock                                                                          393,259             I                (1)(3)
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Common Stock                                                                          393,258             I                (2)(3)
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REMARKS: (1) Represents shares owned by Renaissance Capital Growth & Income Fund III, Inc. ("Renaissance III").  (2) Represents
shares owned by Renaissance US Growth and Income Trust PLC ("RUSGIT").  (3) The reporting person is an executive officer of
Renaissance Capital Group, Inc., which is Investment Advisor to Renaissance III and Investment Manager to RUSGIT and may be deemed the beneficial owner of such shares.  Renaissance III & RUSGIT each own more than 10% of the Company's common stock on fully converted bases.  The reporting person disclaims such beneficial ownership.
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Reminder: Report on a separate line each class of securities beneficially owned directly or indirectly. (Over)
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* If the form is filed by more than one reporting person, see Instruction 5(b)(v). SEC 1474 (7-96)
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FORM                                4 (continued) Table II --- Derivative
                                    Securities Acquired, Disposed of, or
                                    Beneficially Owned (e.g..puts, calls,
                                    warrants, options, convertible securities)
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1. Title of Deriva-     2. Conver-      3. Trans-     4. Trans-     5. Number of      6. Date Exer-    7. Title and      8. Price of
   tive Security           sion or         action        action        Derivative        cisable          Amount of         Deriv-
   (Instr. 3)              Exercise        Date          Code          Securities        and              Underlying        ative
                           Price of                      (Instr.       Acquired          Expiration       Securities        Secur-
                           Deri-           Month/        8)            (A) or            Date             (Instr. 3         ity
                           vative          Date/                       Disposed          (Month/Day/      and 4)            (Instr.
                           Security        Year)                       of (D)            Year)                              5)
                                                                       (Instr. 3,
                                                                       4 and 5)
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                                                                                        Date     Expira-          Amount
                                                                                        Exer-    tion     Title   or Number
                                                                                        cisable  Date             of Shares
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                                                      Code     V       (A)      (D)
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Warrants                                                                                                                      $1.75
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Warrants                                                                                                                      $0.80
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Warrants                                                                                                                      $0.80
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Warrants                                                                                                                     $0.549
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$150,000 Series D Preferred                                                                                                   $0.80
Stock
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Warrants                                                                                                                      $1.00
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Series F Cumulative
Preferred Stock                                                                                                               $0.20
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Series G Cumulative
Preferred Stock                                                                                                               $0.20
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Series F Cumulative
Preferred Stock              $0.20   07/27/01     (P)(1)(a)          125,000                           Common      125,000    $0.20
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Series G Cumulative
Preferred Stock              $0.20   07/27/01     (P)(1)(a)          375,000                           Common      375,000    $0.20
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Warrants                                                                                                                      $1.75
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Warrants                                                                                                                      $0.80
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Warrants                                                                                                                      $0.80
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Warrants                                                                                                                      $0.549
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$150,000 Series D Preferred                                                                                                   $0.80
Stock
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Warrants                                                                                                                      $1.00
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Series F Cumulative
Preferred Stock                                                                                                              $0.20
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Series G Cumulative
Preferred Stock                                                                                                              $0.20
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Series F Cumulative
Preferred Stock              $0.20   07/27/01     (P)(2)(a)          125,000                           Common      125,000    $0.20
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Series G Cumulative
Preferred Stock              $0.20   07/27/01     (P)(2)(a)          375,000                           Common      375,000    $0.20
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9. Number of   10. Ownership     11. Nature of
   derivative      Form of           Indirect
   Securities      Derivative        Beneficial
   Beneficilly     Security:         Ownership
   Owned           Direct (D)        (Instr.4)
   at End of       or Indirect
   Month           (I) (Instr.4)
   (Instr.4)
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       12,500       I                   (1)(3)
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      187,500       I                   (1)(3)
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      125,000       I                   (1)(3)
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      364,299       I                   (1)(3)
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      187,500       I                   (1)(3)
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      125,000       I                   (1)(3)
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    2,589,945       I                   (1)(3)
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   17,959,755       I                   (1)(3)
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      125,000       I                   (1)(3)
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      375,000       I                   (1)(3)
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12,500                                  I                                 (2)(3)
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125,000                                 I                                 (2)(3)
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181,818                                 I                                 (2)(3)
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364,299                                 I                                 (2)(3)
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187,500                                 I                                 (2)(3)
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125,000                                 I                                 (2)(3)
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2,589,945                                I                                (2)(3)
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17,129,126                                I                               (2)(3)
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125,000                                 I                                 (2)(3)
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375,000                                 I                                 (2)(3)
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Explanation of Responses:  On July 27, 2001,  Renaissance  III (P)(1)  purchased
3,000  shares  of the  Company's  Series G  Cumulative  Preferred  Stock  with a conversion  price of $0.20 per share and 1,000 shares of the Company's  Series F
Cumulative  Preferred Stock with a conversion  price of $0.20 per share. On July
27,  2001,  RUSGIT  (P))2)  purchased  3,000  shares of the  Company's  Series G
Cumulative  Preferred Stock with a conversion price of $0.20 per share and 1,000 shares of the Company's  Series F Cumulative  Preferred  Stock with a conversion price of $0.20 per share.  (1)Represents  shares  owned by  Renaissance  Capital
Growth & Income Fund III, Inc.  ("Renaissance III"). (2) Represents shares owned by Renaissance US Growth and Income Trust  ("RUSGIT").  (3) The reporting person is an executive officer of Renaissance  Capital Group, Inc., which is Investment
Advisor to Renaissance  III and  Investment  Manager to RUSGIT and may be deemed the beneficial  owner of such shares.  Renaissance  III and RUSGIT each own more than 10% of the Company's  common stock on fully converted  bases. The reporting person disclaims such beneficial ownership.
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                                                                                Russell  Cleveland,  President & CEO,
                                                                                Renaissance Capital Growth & Income Fund III, Inc.
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                                                                                   /S/
                                                                                                                  September 18, 2001
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** Intentional misstatements or omissions of facts                              **Signature of Reporting
   constitute Federal Criminal Violations.                                        Person                             Date
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)
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Note: File three copies of this Form, one of which must be manually signed.  If space is insufficient,
      See Instruction 6 for procedure.                                                                      Page 2
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Potential persons who are to respond to the collection of information contained                                      SEC 1474 (7-96)
in this form are not required to respond unless the form displays a currently
valid OMB Number.                                                                            1997(C)       ProFormWare  561-447-6684
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